

June 13, 2013

Via E-mail
James A. Graf
Chief Financial Officer
Global Eagle Acquisition Corp. II
1450 2nd Street, Suite 247
Santa Monica, California 90401

     Re: Global Eagle Acquisition Corp. II
            Draft Registration Statement on Form S-1
            Submitted May 17, 2013
            CIK No. 0001575988

Dear Mr. Graf:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your disclosure throughout your registration statement regarding the listing of the units, common stock and warrants on the NASDAQ Capital Market. Please revise your disclosure throughout your registration statement to clarify that you will seek to

have your units, common stock and warrants listed on the NASDAQ Capital Market but that the listing is not guaranteed.

3.   We note that throughout your registration statement you use the term "this offering" to interchangeably refer to the offering of 40,000,000 units pursuant to the registration statement and to the cumulative offering of the 40,000,000 units as well as the private placement warrants. Please revise your disclosure as appropriate or advise.

4.   If you have a website, please disclose the web address in your registration statement.

Cover Page of Registration Statement

5.   We note that in the "Calculation of Registration Fee" table on the cover page of your registration statement your disclosure appears to indicate that each unit will include one share of common stock and one warrant and that the 40,000,000 units includes the units which may be issued to the underwriters to cover the over-allotments. However, we note on the cover page of the prospectus and elsewhere, you disclose that each unit will consist of one share of your common stock and one half of one warrant. Further, we note that underwriters have the option to purchase up to an additional 3,750,000 units to cover over-allotments. Please revise your disclosure throughout your registration statement to resolve these inconsistencies or advise.

Outside Front Cover Page of Prospectus

6.   We note that 15 million shares will be sold by you to "people having business relationships with members of your sponsor" as part of a direct offering. We also note, on page 7, that you anticipate the offering of all shares will close "three business days from the date of this prospectus." Please advise whether you have already offered these securities to these individuals and whether you have received a commitment from these individuals to purchase these securities. We may have further comments.

7.   Please ensure that the cover page of the prospectus is one page in length and at least 10-point modern type. Please refer to Rule 420 of Regulation C and Item 501 of Regulation S-K.

Summary, page 1

Our Management Team, page 1

8.   We note your disclosure regarding the experiences of your officers and director in managing blank check companies and the acquisitions made by these previous companies. Please revise, as appropriate, to provide balanced disclosure, including disclosure regarding adverse experiences. For example, please disclose the initial

offering price per unit or share for each entity and the current market price of the acquired companies.

The Offering, page 7

Founder shares, page 10

9.   We note your disclosure that your sponsor and Dennis A. Miller purchased 10,000,000 shares at $.003 per share. Please revise your disclosure to clarify the amount purchased by each party. Further, please disclose how you determined the purchase price of the shares. In addition, in an appropriate section, please explain the relationship of Mr. Miller to you.

10.   We note that 2,500,000 shares will be subject to forfeiture. Please explain how the forfeiture amounts will be divided among the two parties.

11.   We note that you indicate that your initial stockholders have agreed to, among other things, certain transfer restrictions, certain forfeiture provisions, certain voting provisions and waive certain liquidating distribution rights. Please revise your disclosure to indicate whether these provisions were provided in written agreements, and if so, please file such agreements as exhibits to this registration statement.

Private placement warrants, page 12

12.   We note that your sponsor and Mr. Miller have committed to purchase up to 7,500,000 private placement warrants in the aggregate. Please disclose the individual commitment of both parties.

Proceeds to be held in trust account, page 13

13.   We note that your disclosure indicates that until you complete your initial business combination, no proceeds held in the trust account will be available for your use, except for a one-time release of funds to pay Delaware franchise taxes for 2013. However, on page 129 of your prospectus, we note your statement that "[y]our amended and restated certificate of incorporation will permit the release to [you] from the trust account amounts necessary to purchase up to 50% of the shares sold in the offering . . . ." Please revise your disclosure to address this inconsistency or advise. Additionally, please disclose the amount you anticipate paying as a franchise tax.

14.   We note that you can purchase up to 50% of the shares sold in the offering with funds released from the trust account. Please revise to include a separate section in your prospectus that addresses in detail how you may purchase up to 50% of the shares sold in the offering. Please clarify whether you will purchase all shares offered up to the 50%

amount during the noted time period and how will you determine what shares will be purchased. We may have further comment.

15.   We note that you may receive interest from the investments made by the trust. Please clarify the uses for these amounts.

Redemption of public shares and distribution and liquidation if no initial . . . , page 19

16.   We note your disclosure on page 20 that your "sponsor, executive officers, directors and director nominees have agreed that they will not propose any amendment to [y]our amended and restated certificate of incorporation that would affect the substance of timing of [y]our obligation to redeem 100% of [y]our public shares . . . ." Please revise your disclosure to indicate whether these provisions were provided in written agreements, and if so, please file such agreements as exhibits to this registration statement.

Limited payments to insiders, page 21

17.   We note your disclosure that you reserve the right to make payments for office space, secretarial and administrative services provided to members of your management team by your sponsor, members of your sponsor, members of your management team or their affiliates in an amount not to exceed $10,000 per month. Please revise your disclosure to discuss the circumstances in which such payments will be made.

Risk Factors, page 25

We are not registering the shares of common stock…, page 36

18.   On page 110, you disclose that in no event will you be required to net cash settle any warrant. Please revise your risk factor to explicitly state that there is no net cash settlement of the warrants.

Use of Proceeds, page 54

19.   On pages 56, 65, 95 and 104, you disclose that the fee for services paid to certain related parties is at least as favorable as you could have obtained from an unaffiliated person. On page 105, you disclose that ongoing and future transactions with certain related parties will be no less favorable to you than are available from unaffiliated third parties. Please tell us how these representations can be substantiated, or revise your filing to remove this disclosure.

Management's Discussion and Analaysis …, page 61

20.   We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). In this section, please

disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Proposed Business, page 67

21.   We note that you intend to pay Mr. Graf, or an affiliate, $15,000 per month for services. Please disclose the services that will be provided and the amount of time he will devote to your business each month. Please disclose whether he may be paid $15,000 during a month in which no services are performed or whether the amount may be less if he does not perform substantial services during a given month.

Redemption rights for public stockholders …, page 77

22.   Please clarify whether shareholders may elect to redeem only a portion of their shares.

Facilities, page 91

23.   We note your disclosure regarding your executive offices. Please revise your disclosure to indicate whether such property is not held in fee, and if not, please describe briefly how such property is held. Please refer to Item 102 of Regulation S-K.

Management, page 93

Directors and Executive Officers, page 93

24.   For each director and executive officer, please state the date each individual started with you rather than referring to "inception."

Executive Officer and Director Compensation, page 95

25.   We note that you will pay Mr. Graf, or an affiliated entity of Mr. Graf, $15,000 per month for services. Please confirm that you will provide the disclosure required by Item 402 of Regulation S-K in future filings with respect to these payments to Mr. Graf.

Conflicts of Interest, page 97

26.   We note your discussion on page 98 regarding the written agreements you have executed with your officers and directors to provide you with a right of first review with respect to certain business combination opportunities "in order to minimize potential conflicts of interest." You also state on page 98 that this right of first review is "subject to any fiduciary duties or contractual obligations such officer or director may have, currently or in the future, in respect of the companies to which such officer or director currently has fiduciary duties or contractual obligations." Based on this limitation, it is unclear how the agreements minimize the existence of conflicts of interest. Please clarify where, and

the extent to which, the agreements confer any preference to the company given the exception for fiduciary duties and contractual obligations.

Principal Stockholders, page 101

27.   We note that you have included text for footnote (3) under your table without identifying footnote (3) in your table. Please revise your disclosure or advise.

28.   We note that Mr. Graf's shares will represent a percentage of the shares held by the sponsor. Please explain how Mr. Graf's shares will be distinct from those over which Mr. Sloan and Mr. Sagansky exercise voting and dispositive control.

29.   We note that on page 102 and elsewhere you disclose that the founder earnout shares equal 25% of "your issued and outstanding shares after this offering." However, we note that you are issuing 40,000,000 shares of common stock in this offering and that you have 2,500,000 founder earnout shares outstanding, which is approximately 6%. Please revise your disclosure, as appropriate, to address this discrepancy.

Certain Relationships and Related Party Transactions, page 104

30.   Please revise your disclosure of each transaction identified to include the information required by Item 404 of Regulation S-K. For example only, please provide the name of the related person and the basis on which the person is a related person, the related person's interest in the transaction, and the approximate dollar value of the amount of the related person's interest in the transaction.

Financial Statements

Notes to Financial Statements, page F-7

General

31.   Please revise your filing to disclose the fair value of the underwriter's purchase option. Your disclosure should include, but not be limited to, the model and the valuation assumptions used to value the option. Please also include a discussion of the valuation in your Management's Discussion and Analysis of Financial Condition and Results of Operations.

3. Proposed Offering, F-11

32.   On page 110, you disclose that in no event will you be required to net cash settle any warrant. Please revise your financial statement footnotes to explicitly disclose that there is no net cash settlement for the warrants included in the 40,000,000 units for sale or the 3,750,000 additional units. Further, please tell us and revise your financial statement

footnotes to disclose if the underwriters option to purchase 3,750,000 units allows for net-cash settlement.

4. Related Party Transactions, page F-11

Private Placement Warrants, page F-12

33.   We note the Private Placement Warrants have a price of $1.00 per warrant. Please tell us how you valued these warrants.

34.   On page 110, you disclose that in no event will you be required to net cash settle any warrant. Please revise your financial statement footnotes to explicitly disclose that there is no net cash settlement for the Private Placement Warrants.

Part II, page II-15

Item 16. Exhibits and Financial Statement Schedules, page II-20

35.   We note that you discuss the material tax consequences to unitholders in the prospectus, but it does not appear that you intend to file a tax opinion. To the extent that you do not intend to file a tax opinion, please explain to us in detail the reasons why you do not believe a tax opinion is required. Refer to Item 601(b) of Regulation S-K for guidance.

36.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed versions of Exhibit 3.1 and Exhibit 3.2 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Item 17. Undertakings, page II-21

37.   Please revise to provide the undertaking required by Item 512(a)(5) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jennifer Monick at (202) 551-3629 or Kevin Woody at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie Gorman

Stacie Gorman
Attorney-Advisor

cc: Joel L. Rubinstein, Esq. (Via E-mail)